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                          April 15, 2024

       Ian Jenks
       Chief Executive Officer
       SmartKem, Inc.
       Manchester Technology Center, Hexagon Tower
       Delaunays Road, Blackley
       Manchester, M9 8GQ U.K.

                                                        Re: SmartKem, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 11,
2024
                                                            File No. 333-278630

       Dear Ian Jenks:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eranga
Dias at 202-551-8107 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing